                     MERRILL LYNCH MORTGAGE INVESTORS, INC.
                                250 Vesey Street
                      4 World Financial Center, 28th Floor
                            New York, New York 10080

March 28, 2006

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re: Merrill Lynch Mortgage Investors, Inc.
    Amendment No. 3 to Registration Statement on Form S-3
    (File No. 333-130545)

Ladies and Gentlemen:

I hereby respectfully request pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Amendment No. 3 to Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. on March 30, 2006 or as soon thereafter as practicable.

In connection with this request, we acknowledge that:

   - should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;


   - the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Merrill Lynch Mortgage Investors, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - Merrill Lynch Mortgage Investors, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By:    /s/ Matthew Whalen
       ------------------
Name:  Matthew Whalen
Title: President